Exhibit 99.1

FEDERAL DEPOSIT INSURANCE CORPORATION

Washington, D.C. 20429

FORM 10 - Q

[ X ]  QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2010

[  ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to _______________

FDIC Certificate Number 58244

CHOICE BANK

(Exact name of registrant as specified in its charter)

Wisconsin	36-4588704
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

2450 Witzel Ave., Oshkosh, Wisconsin 54904
(Address of principal executive offices, including zip code)

(920) 230-1300
(Registrant’s telephone number, including area code)

Indicate by check mark whether the registrant: (i) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (ii) has been subject to such filing requirements for the past 90 days.

Yes  ☒  No  ☐

Indicate by check mark whether registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes  ☐  No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company.  See definition of “large accelerated filer”, accelerated filer”, and “smaller reporting company”  in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐  No  ☒

The number of shares outstanding of the issuer’s Common Stock as of November 11, 2010 was 2,160,620 shares.

CHOICE BANK

Form 10-Q

Item 1. Financial Statements

Choice Bank

Balance Sheets

Unaudited

Assets	September 30, 2010	December 31, 2009

Cash and due from banks	$ 1,741,484	$ 941,962
Federal funds sold	7,581,000	521,000
Cash and cash equivalents	9,322,484	1,462,962
Securities available for sale	11,213,816	5,521,099
Loans held for sale	1,699,300	1,422,733
Loans, net	127,877,609	103,096,134
Premises and equipment, net	1,631,297	1,729,539
Other real estate owned	5,432,041	3,304,761
Deferred tax asset	2,470,531	2,727,045
Other assets	1,574,213	1,543,209
TOTAL ASSETS	$ 161,221,291	$ 120,807,482

Liabilities and Stockholders' Equity

Liabilities:
Non-interest bearing deposits	$ 7,457,985	$ 5,057,864
Interest bearing deposits	135,686,744	97,995,367
Total deposits	143,144,729	103,053,231
Other liabilitites	479,846	365,575
Total Liabilities	143,624,575	103,418,806

STOCKHOLDERS' EQUITY
Common Stock - $1 par value	2,160,620	2,160,620
Authorized - 3,177,000 shares
Issued and outstanding - 2,160,620 shares
Additional paid-in capital	20,439,046	20,430,838
Accumulated deficit	(5,263,148)	(5,451,796)
Accumulated other comprehensive income	260,198	249,014
Total stockholders' equity	17,596,716	17,388,676
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 161,221,291	$ 120,807,482

See Accompanying Notes to Financial Statements

Choice Bank

Statements of Operations

Unaudited

Statements of Operations	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
Quarters Ended September 30, 2010 and 2009	September 30, 2010	September 30, 2009	September 30, 2010	September 30, 2009

Interest income:
Loans, including fees	$ 1,852,288	$ 1,493,948	$ 4,916,334	$ 4,477,851
Investment securities	93,935	73,509	230,072	228,714
Federal funds sold	1,107	815	3,452	1,973
Total interest income	1,947,330	1,568,272	5,149,858	4,708,538

Interest expense:
Deposits	640,678	622,341	1,758,300	2,114,106
Borrowed funds	240	176	972	1,343
Total interest expense	640,918	622,517	1,759,272	2,115,449

Net interest income	1,306,412	945,755	3,390,586	2,593,089
Provison for loan losses	378,000	293,000	815,000	601,005
Net interest income, after provision for loan losses	928,412	652,755	2,575,586	1,992,084

Non-interest income
Customer service fees	65,988	60,652	164,526	241,064
Secondary market fees	82,944	22,030	181,007	113,268
Rental income from OREO	70,500	104,325	274,228	175,112
Total non-interest income	219,432	187,007	619,761	529,444

Non-interest expense
Salaries and employee benefits	555,267	314,366	1,477,714	1,193,944
Occupancy and equipment	92,422	92,064	291,689	263,474
Data processing	60,416	45,936	160,238	135,862
Professional services	110,321	131,125	417,487	249,378
Marketing	34,027	26,977	72,857	66,610
Other general and administrative	151,997	132,680	413,026	389,646
Total non-interest expenses	1,004,450	743,148	2,833,011	2,298,914
Income before income taxes	143,394	96,614	362,336	222,614
Provision for income taxes	71,338	37,126	173,688	85,501
Net income	$ 72,056	$ 59,488	$ 188,648	$ 137,113

Net income per share	$ 0.03	$ 0.03	$ 0.09	$ 0.06

Diluted net income per share	$ 0.03	$ 0.03	$ 0.09	$ 0.06

See Accompanying Notes to Financial Statements

Choice Bank

Statements of Stockholders' Equity

Unaudited

					Accululated
			Additional Paid-		Other	Total
			In-Capital-	Accumulated	Comprehensive	Stockholders'
	Shares	Amount	Common Stock	Deficit	Income	Equity (Deficit)

Balance at January 1, 2010	2,160,620	$ 2,160,620	$ 20,430,838	$ (5,451,796)	$ 249,014	$ 17,388,676

Comprehensive income:

Net income				188,648		188,648

Unrealized gains on
securities available for sale,
Net of tax					11,184	11,184

Total comprehensive
income						199,832

Options and warants
compensation			8,208			8,208

Balance at September 30, 2010	2,160,620	$ 2,160,620	$ 20,439,046	$ (5,263,148)	$ 260,198	$ 17,596,716

Balance at January 1, 2009	2,160,620	$ 2,160,620	$ 20,397,138	$ (2,601,920)	$ 150,000	$ 20,105,838

Comprehensive income:

Net Income				137,113		137,113

Unrealized gains on
securities available for sale,
Net of tax					109,029	109,029

Total comprehensive
income						246,142

Options and warants
compensation			33,249			33,249

Balance at September 30, 2009	2,160,620	$ 2,160,620	$ 20,430,387	$ (2,464,807)	$ 259,029	$ 20,385,229

See Accompanying Notes to Financial Statements

Choice Bank

Statements of Cash Flow

Unaudited

	Nine Months Ended	Nine Months Ended
	September 30, 2010	September 30, 2009
Cash flows from operating activities:
Net income	$ 188,648	$ 137,113
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation of premises and equipment	121,428	120,169
Provision for loan losses	815,000	601,005
Compensation expense for options and warrants issued	8,208	33,249
Net accretion of securities	(629)	(8,581)
Credit for deferred taxes	256,514
Changes in operating assests and liabilities	-	-
Loans held for sale	(276,567)	(397,587)
Other asets	(31,004)	130,908
Other liabilities	31,444	477,397
Net cash provided by operating activities	1,113,042	1,093,673

Cash flows from investing activities:
Change in interest-bearing deposits in banks	-	190,000
Purchases of securities available for sale	(6,098,191)	-
Proceeds from maturities and pre-payments of securities available for sale	500,114	256,612
Loan originations and principal collections, net	(27,723,755)	(3,897,013)
Purchases of premises and equipment	(23,186)	(57,147)
Net cash used in investing activities	(33,345,018)	(3,507,548)

Cash flows from financing activities:
Net increase/(decrease) in deposits	40,091,498	(2,288,397)
Net increase in federal funds purchased	-	1,321,000
Net cash provided by/(used in) financing activities	40,091,498	(967,397)

Net increase/(decrease) in cash and cash equivalents	7,859,522	(3,381,272)
Cash and cash equivalents at beginning	1,462,962	3,844,714
Cash and cash equivalents at end	$ 9,322,484	$ 463,442

Supplemental cash flow information:
Interest paid	$ 1,770,872	$ 2,307,457

Noncash investing and financing activities:
Transfer of loans to other real estate owned	$ 2,127,280	$ 0

See Accompanying Notes to Financial Statements

Choice Bank

Selected Notes to Interim Financial Statements

(Unaudited)

Note 1 – Basis of Presentation

The accompanying unaudited financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and conform to general practices within the banking industry for interim financial information. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. They should be read in conjunction with the audited financial statements of Choice Bank (the “Bank”) included in the Bank’s Annual Report on Form 10-K for the year ended December 31, 2009. In the opinion of management, all adjustments consisting of normal recurring accruals considered necessary for fair presentation have been included. The results of operations for the three and nine-month periods ended September 30, 2010 are not necessarily indicative of the results which may be expected for the entire year.

The preparation of the financial statements in conformity with the above-mentioned accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities as of, and for the three and nine-month periods ended September 30, 2010 and September 30, 2009. Actual results could vary from those estimates.

Certain amounts in the prior period financial statements have been reclassified for comparative purposes to conform to the presentation in the current period.

Note 2 – Capital Compliance

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulations to ensure capital adequacy require the Bank to maintain minimum amounts and ratios as set forth in the table below of total and Tier I capital to risk-weighted assets, and of Tier I capital to average assets. For the Bank, Tier 1 capital is defined as total equity capital minus net unrealized gains on available for sale securities or plus any net unrealized losses on such securities. Risk-weighted assets are the sum of all assets on the balance sheet assigned to a designated risk category. The categories, with examples of items included, though not a complete list or definition, are:

0%, which includes cash on hand and US Treasury securities

20%, which includes cash in banks and US agency securities

50%, which includes 1 to 4 family residential mortgages

100%, which includes any assets not designated elsewhere

Management believes that, as of September 30, 2010 and December 31, 2009 the Bank met all capital adequacy requirements to which it was subject.

The most recent notification from the Bank’s regulators categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Bank's category.

	Actual		For Capital Adequacy Purposes		To be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio

			(In Thousands)
As of September 30, 2010

Total Risk-based Capital (to risk- weighted assets)	$ 17,134	13.57%	$ 10,101	>8.00%	$ 12,626	>10.00%

Tier 1 Capital (to risk- weighted assets)	15,551	12.32%	5,051	>4.00%	7,576	>6.00%

Tier 1 Capital (to average assets)	15,551	11.44%	5,440	>4.00%	6,800	>5.00%

As of December 31, 2009

Total Risk-based Capital (to risk- weighted assets)	$ 16,038	16.62%	$ 7,720	>8.00%	$ 9,650	>10.00%

Tier 1 Capital (to risk- weighted assets)	14,820	15.36%	3,860	>4.00%	5,790	>6.00%

Tier 1 Capital (to average assets)	14,820	12.18%	4,867	>4.00%	6,084	>5.00%

The Bank is subject to certain restrictions regarding the declaration and payment of dividends to shareholders without prior regulatory approval.  In general, Wisconsin law permits a bank’s board of directors to declare dividends from the Bank’s undivided profits in an amount that the Board considers expedient.  The board of directors must provide for the payment of all expenses, losses, required reserves, taxes and interest accrued or due from the bank before it may declare dividends from undivided profits.  If the dividends declared and paid in either of the two immediately preceding years exceeded net income for either of those two years respectively, then the bank may not declare or pay any dividend in the current year that would exceed year-to-date net income without first obtaining the written consent of the Wisconsin Department of Financial Institutions.

In addition, under federal law, a bank may not pay any dividend while it is “undercapitalized” or if the payment of the dividend would cause it to become “undercapitalized.”  The FDIC may further restrict the payment of dividends by requiring that the bank maintain a higher level of capital than would otherwise be required to be “adequately capitalized” for regulatory purposes.  Moreover, if, in the opinion of the FDIC, the bank is engaged in an unsafe or unsound banking practice (which could include the payment of dividends), the FDIC may require, generally after notice and hearing, that it cease such practice.  The FDIC has indicated that paying dividends that deplete a depository institution’s capital base to an inadequate level would be an unsafe or unsound banking practice.  The FDIC has also issued policy statements providing that insured depository institutions generally should pay dividends only out of current operating earnings.

Note 3 – Earnings/(loss) per Share

Basic earnings per share represents net income divided by the weighted average number of shares outstanding during the period.  Diluted earnings per share is calculated by dividing net income by the weighted average number of shares adjusted for the potential dilutive effect of vested stock options and organizer and shareholder warrants.  For the three and nine-month periods ending September 30, 2010, there is no dilutive effect because the average market prices of $8.05 and $8.02, respectively are less than the strike prices of $10 per share for options and organizer warrants and $12.50 per share for shareholder warrants.   For the three and nine-month periods ending September 30, 2009, there is no dilutive effect because the average market prices of $8.60 and $9.06, respectively, are less than the strike prices of $10 per share for stock options and organizer warrants and $12.50 per share for shareholder warrants.  The calculation of basic and diluted income per share is presented below:

	Three Months Ended September 30
	2010	2009

Net income	$ 72,056	$ 59,488
Average shares outstanding	2,160,620	2,160,620

Basic and dilutive net income per share	$ 0.03	$ 0.03

	Nine months Ended September 30
	2010	2009

Net income	$ 188,648	$ 137,113
Average shares outstanding	2,160,620	2,160,620

Basic and dilutive net income per share	$ 0.09	$ 0.06

Note 4- Comprehensive Income

The Bank’s only item comprising “Accumulated other comprehensive income” is net unrealized gains or losses on investment securities available for sale, net of applicable taxes.

Note 5- Loan Impairment and Loan Losses

Activity in the allowance for loan losses for the three and nine-month periods ending September 30, 2010 and 2009 are shown in the following table:

	Three Months ended September 30		Nine months Ended September 30

Allowance for loan losses:	2010	2009	2010	2009

Beginning Balance	$ 2,558,389	$ 1,294,859	$ 2,122,837	$ 1,317,590
Provision for loan losses	378,000	293,000	815,000	601,005
Charge-offs	(1,100,000)	(76,050)	(1,101,748)	(408,736)
Recoveries	126,880	510	127,180	2,460
Ending balance	$ 1,963,269	$ 1,512,319	$ 1,963,269	$ 1,512,319

The table below shows a summary of impaired loans as of September 30, 2010.

Impaired Loans
Principal balance	$ 822,537
Number of loans	1
Specific Allowance	610,000
% of Gross Loans	0.63%

GAAP accounting for contingencies requires recognition of a loss and disclosure of a loss contingency if two conditions are met.

First, information available prior to the issuance of financial statements indicates that an asset has been impaired. Management and the Board of Directors have recognized that the above referenced loan is impaired.

Second, the amount of loss can be reasonably estimated. As of September 30, 2010, and the date of filing of this document, the amount of potential loss was reasonably estimated and management believes that the specific reserve of $610,000 is appropriate.  The specific reserve for the impaired loan was based on the fair value of the collateral.  Management is continually monitoring impaired loan relationships and, in the event facts and circumstances change, additional provisions may be necessary.

The impaired loan has a principal balance of $822,537 and represents a commercial loan secured primarily by inventory and equipment.  Bank management is working with this borrower to minimize any potential loss.

Note 6- Commitments and Contingencies

In the normal course of its business the Bank is a party to financial instruments with off-balance sheet risk to meet the financing needs of its customers. These financial instruments include commitments to extend credit and unfunded commitments. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the Bank’s balance sheets. The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and unfunded commitments is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. At September 30, 2010, the Bank had commitments to extend credit and unfunded commitments of approximately $3.4 million and $11.9 million, respectively.  At December 31, 2009, the Bank had commitments to extend credit and unfunded commitments of approximately $1.9 million and $7.1 million, respectively.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

Note 7 – Share-based Compensation

The Choice Bank Stock Option Plan was approved by shareholders on July 11, 2006.  The Board of Directors reserved 360,000 shares for use as option awards to officers and directors under the Plan.  As of September 30, 2010, 123,333 option awards have been granted to Bank officers including 60,000 options that have fully vested and 63,333 in non-vested options.  The options vest ratably over a three-year period, and have a ten-year life from the date of issuance.

During 2010, 60,000 options were issued none of which were vested as of September 30, 2010.  As of September 30, 2010, 236,667 options remain available for future grants.

The fair value of stock options granted is estimated on the date of grant using a Black-Scholes option pricing model. The fair values of stock grants are amortized as compensation expense on a straight-line basis over the vesting period of the grants. Compensation expense recognized for the three and nine-month period ended September 30, 2010 totaled $2,821 and $8,208 respectively and is included in personnel expense in the statements of operations for such periods.

Assumptions are used in estimating the fair value of stock options granted.  The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant.  The expected volatility is based on the historical volatility of the Bank’s stock.  The following assumptions were used in estimating the fair value at date of issuance for options granted:

	July	July	January	March
	2006	2009	2010	2010
Fair Value	$ 3.99	$ 0.65	$ 0.49	$ 0.46
Stock Asset Price	$ 10.00	$ 8.60	$ 8.25	$ 8.10
Option Strike Price	10.00	10.00	10.00	10.00
Maturity	10.0	10.0	10.0	10.0
Risk-free interest rate	5.00%	0.19%	0.06%	0.16%
Volatility	10.00%	10.00%	10.00%	10.00%

The Bank has two types of warrants outstanding to purchase shares of common stock at September 30, 2010 and December 31, 2009. Initial shareholders in the Bank received warrants to purchase one share of common stock for every five shares of common stock purchased in the Bank’s initial common stock offering (“shareholder warrants”).  A total of 431,990 shareholder warrants were issued.  Originally, the shareholder warrants were exercisable at a price of $12.50 per share at any time until July 24, 2009.  On October 28, 2008, the Board of Directors extended the expiration date to July 24, 2012. As of September 30, 2010, 620 shareholder warrants had been exercised and 431,370 shareholder warrants remained outstanding.

The Bank’s organizers advanced funds and guaranteed loans for organizational and other pre-opening expenses. As consideration for the financial risk assumed, the organizers received warrants to purchase one share of common stock for every $10 placed at risk, up to a maximum of 11,250 warrants per organizer (“organizer warrants”).  A total of 213,750 organizer warrants have been issued. The organizer warrants are exercisable at a price of $10.00 per share at any time until July 24, 2016. The organizer warrants were accounted for under FAS 123R as stock compensation included in start-up expenses at July 24, 2006. None of the organizer warrants have been exercised as of September 30, 2010.

Note 8 - Income Taxes

Deferred income tax assets and liabilities have been determined using the liability method. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the current enacted tax rates which will be in effect when those differences are expected to reverse. Provision/(credit) for deferred taxes is the result of changes in the deferred tax assets and liabilities. A deferred tax valuation allowance is established if it is more likely than not that all or a portion of the deferred tax assets will not be recognized.

The Bank may also recognize a liability for unrecognized tax benefits from uncertain tax positions. Unrecognized tax benefits represent the difference between a tax position taken or expected to be taken in a tax return and the benefit recognized and measured in the financial statements. Interest and penalties related to unrecognized tax benefits are classified as income taxes.

The Bank’s net deferred tax asset was $2,470,531 as of September 30, 2010.  All available evidence, both positive and negative, was considered to determine whether, based on the weight of that evidence, impairment should be recognized.  Based on management’s consideration of the available evidence, including anticipated future pretax income, as well as the reversal period for the items giving rise to the deferred tax assets and liabilities, a valuation allowance for deferred assets was not considered necessary at September 30, 2010 as management concluded that it is more likely than not that these assets will be realized.

Note 9 – New Authoritative Accounting Guidance

In January 2010, the Financial Accounting Standards Board ("FASB") issued updated guidance to amend the disclosure requirements related to recurring and nonrecurring fair value measurements. This update requires new disclosures on significant transfers of assets and liabilities between Level 1 and Level 2 of the fair value hierarchy (including the reasons for these transfers) and the reasons for any transfers in or out of Level 3. This update also requires a reconciliation of recurring Level 3 measurements about purchases, sales, issuances and settlements on a gross basis. In addition to these new disclosure requirements, this update clarifies certain existing disclosure requirements. For example, this update clarifies that reporting entities are required to provide fair value measurement disclosures for each class of assets and liabilities rather than each major category of assets and liabilities. This update also clarifies the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. This update became effective for the Bank with the interim and annual reporting period beginning January 1, 2010, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will become effective for the Bank with the interim and annual reporting period beginning January 1, 2011. The Bank will not be required to provide the amended disclosures for any previous periods presented for comparative purposes. Other than requiring additional disclosures, adoption of this update did not have a material effect on the Bank's consolidated financial statements.

In July 2010, the FASB issued guidance that updated Topic 310, “Receivables.” The Disclosures about Credit Quality of Financing Receivables and the Allowance for Credit Losses amends Topic 310 to improve the disclosures about the credit quality of an entity's financing receivables and the related allowance for credit losses. As a result of these amendments, an entity is required to disaggregate, by portfolio segment or class of financing receivable, certain existing disclosures and provide certain new disclosures about its financing receivables and related allowance for credit losses.

Existing disclosures are amended to require an entity to provide the following disclosures about its financing receivables on a disaggregated basis:

1. A roll-forward schedule of the allowance for credit losses from the beginning of the reporting period to the end of the reporting period on a portfolio segment basis, with the ending balance further disaggregated on the basis of the impairment method;

2. For each disaggregated ending balance in item 1 above, the related recorded investment in financing receivables;

3. The nonaccrual status of financing receivables by class of financing receivables; and

4. Impaired financing receivables by class of financing receivables.

The amendments also require an entity to provide the following additional disclosures about its financing receivables:

1. Credit quality indicators of financing receivables at the end of the reporting period by class of financing receivables;

2. The aging of past due financing receivables at the end of the reporting period by class of financing receivables;

3. The nature and extent of troubled debt restructurings that occurred during the period by class of financing receivables and their effect on the allowance for credit losses;

4. The nature and extent of financing receivables modified as troubled debt restructurings within the previous twelve months that defaulted during the reporting period by class of financing receivables and their effect on the allowance for credit losses; and

5. Significant purchases and sales of financing receivables during the reporting period disaggregated by portfolio segments.

The disclosures as of the end of the reporting period will be effective for interim and annual reporting periods ending on or after December 15, 2010. The disclosures about activity that occurs during a reporting period will be effective for interim and annual reporting periods beginning on or after December 15, 2010. While this update to Topic 310 will change the format of certain disclosures, we do not anticipate that it will have a significant impact on the Bank’s financial statements.

On February 24, 2010, the FASB issued ASU No. 2010-09, Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements. The amendments in this ASU remove the requirement for an SEC filer to disclose a date through which subsequent events have been evaluated in both issued and revised financial statements. Revised financial statements include financial statements revised as a result of either correction of an error or retrospective application of U.S. GAAP. The FASB also clarified that if the financial statements have been revised, then an entity that is not an SEC filer should disclose both the date that the financial statements were issued or available to be issued and the date the revised financial statements were issued or available to be issued. The FASB believes these amendments remove potential conflicts with the SEC’s literature. All of the amendments were effective upon issuance.

In April 2010, the FASB issued ASU No. 2010-18, Receivables (Topic 310): Effect of a Loan Modification When the Loan Is Part of a Pool That Is Accounted for as a Single Asset.  This ASU codifies the consensus reached in Emerging Issues Task Force (“EITF”) Issue No. 09-I, “Effect of a Loan Modification When the Loan Is Part of a Pool That Is Accounted for as a Single Asset.”  The amendments to the Codification provide that modifications of loans that are accounted for within a pool under Subtopic 310-30 do not result in the removal of those loans from the pool even if the modification of those loans would otherwise be considered a troubled debt restructuring.  An entity will continue to be required to consider whether the pool of assets in which the loan is included is impaired if expected cash flows for the pool change.  ASU 2010-18 does not affect the accounting for loans under the scope of Subtopic 310-30 that are not accounted for within pools.  Loans accounted for individually under Subtopic 310-30 continue to be subject to the troubled debt restructuring accounting provisions within Subtopic 310-40.

ASU 2010-18 is effective prospectively for modifications of loans accounted for within pools under Subtopic 310-30 occurring in the first interim or annual period ending on or after July 15, 2010.  Upon initial adoption of ASU 2010-18, an entity may make a one-time election to terminate accounting for loans as a pool under Subtopic 310-30.  This election may be applied on a pool-by-pool basis and does not preclude an entity from applying pool accounting to subsequent acquisitions of loans with credit deterioration.  The Bank does not expect this ASU to have a significant impact on its financial condition or results of operations.

Note 10 – Fair Value Measurement

Accounting standards describe the three levels of inputs that may be used to measure fair value (the fair value hierarchy). The level of an asset or liability within the fair value hierarchy is based on the lowest level of input significant to the fair value of that asset or liability.

Following is a brief description of each level of the fair value hierarchy:

•

Level 1 pricing for an asset or liability is derived from the most actively traded markets, and considered to be very reliable.  Quoted prices on actively traded equities, for example, fall into this category.

•

Level 2 pricing of an asset or liability is derived from observable data including market spreads, current and projected rates, prepayment data, and credit quality. Interactive Data Corporation (IDC) pricing, for example, falls into this category as it derives prices using actively quoted rates, prepayment models, other underlying collateral and credit data, etc.  Typically, most bonds fall into this category. IDC provides the pricing on the Bank’s investment portfolio on a monthly basis.

•

Level 3 pricing is derived without the use of observable data.  In such cases, mark-to-market model strategies are typically employed.  Often, these types of instruments have no active market, possess unique characteristics, and are thinly traded.

Some assets and liabilities, such as securities available for sale (AFS), are measured at fair value on a recurring basis under accounting principles generally accepted in the United States. Other assets and liabilities, such as impaired loans, are measured at fair value on a non-recurring basis.

Following is a description of the valuation methodology used for each asset and liability measured at fair value on a recurring or non-recurring basis, as well as the classification of the asset or liability within the fair value hierarchy.

Securities available for sale are classified as level 2 measurements within the fair value hierarchy. Level 2 securities include U.S. government and agency securities, obligations of states and political subdivisions, corporate debt securities, and mortgage-related securities. The fair value measurement of a level 2 security is obtained from an independent pricing service and is based on recent sales of similar securities and other observable market data.

Loans held for sale in the secondary market are carried at the lower of aggregate cost or estimated fair market value. The fair value measurement of a loan held for sale is based on current secondary market prices for similar loans, which is a considered a level 2 measurement.

Loans are not measured at fair value on a recurring basis. However, loans considered to be impaired are measured at fair value on a non-recurring basis. The fair value measurement of an impaired loan that is collateral dependent is based on the fair value of the underlying collateral. All other impaired loan fair value measurements are based on the present value of expected future cash flows discounted at the applicable effective interest rate. Fair value measurements of underlying collateral that utilize observable market data, such as independent appraisals reflecting recent comparable sales, are considered level 2 measurements. Other fair value measurements that incorporate estimated assumptions market participants would use to measure fair value, such as discounted cash flow measurements, are considered level 3 measurements.

Other Real estate Owned: From time-to-time, the Bank records non-recurring fair value adjustments to foreclosed real estate to reflect partial write downs based on observable market prices or current appraised values.

Information regarding the fair value of assets measured on a recurring basis at fair value as of September 30, 2010 follows:

Assets measured on a recurring basis at: September 30, 2010

Fair Value Measurements Using

Description	Fair Value	Level 1	Level 2	Level 3

Securities available for sale	$ 11,213,816	$ 0	$ 11,213,816	$ 0
Loans held for sale	1,699,300	0	1,699,300	0

	$ 12,913,116	$ 0	$ 12,913,116	$ 0

Information regarding the fair value of assets measured on a non-recurring basis at fair value as of September 30, 2010, follows:

Assets measured on a non-recurring basis at: September 30, 2010

Fair Value Measurements Using

Description	Fair Value	Level 1	Level 2	Level 3

Impaired Loans	$ 212,537	$ 0	$ 212,537	$ 0
Other real estate owned	5,432,041	0	5,432,041	0

	$ 5,644,578	$ 0	$ 5,644,578	$ 0

Impaired loans with a carrying amount of $822,537 were determined to have a fair value of $212,537 based on the fair value of the collateral securing the loans.  As a result, the Bank has allocated specific reserves in the amount of $610,000 for impaired loans.

Other real estate owned is recorded at fair value at the date of acquisition.  Subsequent valuations are periodically performed by management, and the assets are carried at the lower of carrying amount or fair value less cost to sell.  The fair value of other real estate owned was $5,432,041 as September 30, 2010.  No expenses related to devaluation of other real estate have been incurred for the three and nine-month periods ended September 30, 2010.

Accounting standards also require disclosure of fair value information about financial instruments, whether or not recognized in the statement of financial condition, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimate of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets, and, in many cases, could not be realized in immediate settlement of the instruments.

The applicable standards exclude certain financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Bank.  The Bank estimates fair value of all financial instruments regardless of whether such instruments are measured at fair value. The following methods and assumptions were used by the Bank to estimate fair value of instruments not previously discussed.

Cash and cash equivalents – Fair value approximates the carrying value

Interest-bearing deposits in banks – Fair value approximates the carrying value

Loans – Fair value of variable rate loans that re-price frequently is based on carrying values. Fair value of other loans is estimated by discounting future cash flows using current rates at which similar loans would be made to borrowers with similar credit ratings. Fair value of impaired and other non-performing loans is estimated using discounted expected future cash flows or the fair value of underlying collateral, if applicable.

Accrued interest receivable and payable – Fair value approximates the carrying value.

Deposits – Fair value of deposits with no stated maturity, such as demand deposits, savings, and money market accounts, by definition, is the amount payable on demand on the reporting date. Fair value of fixed rate time deposits is estimated using discounted cash flows applying interest rates currently being offered on similar time deposits.

The carrying value and estimated fair values of financial instruments as of September 30, 2010, and December 31, 2009 follows:

	September 30, 2010		December 31, 2009

	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Financial Assets
Cash and cash equivalents	$ 9,322,484	$ 9,322,484	$ 1,462,962	$ 1,462,962
Securities available for sale	11,213,816	11,213.816	5,521,099	5,521,099
Loans held for sale	1,699,300	1,699,300	1,422,733	1,422,733
Loans, net	127,877,609	126,885,300	103,096,134	109,543,048
Accrued interest receivable	464,696	464,696	357,723	357,723

Total financial assets	$ 150,577,905	$ 149,585,596	$ 111,860,651	$ 118,307,565

Financial Liabilities
Deposits	$ 143,144,729	$ 142,249,273	$ 103,053,231	$ 103,011,580
Accrued interest payable	191,595	191,595	203,195	203,195

Total financial liabilities	$ 143,336,324	$ 142,440,868	$ 103,256,426	$ 103,214,775

Limitations – The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Bank’s various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. Consequently, the aggregate fair value amounts presented may not necessarily represent fair value of the Bank.

Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Bank’s entire holdings of a particular instrument. Because no market exists for a significant portion of the Bank’s financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters that could affect the estimates. Fair value estimates are based on existing on- and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Deposits with no maturities are defined as having a fair value equivalent to the amount payable on demand. This prohibits adjusting fair value derived from retaining those deposits for an expected future period of time. This component, commonly referred to as a deposit base intangible, is neither considered in the above amounts nor is it recorded as an intangible asset on the balance sheet. Significant assets and liabilities that are not considered financial assets and liabilities include premises and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

Management has reviewed the Bank’s operations for potential disclosure of information or financial statement impacts related to events occurring after September 30, 2010 but prior to the release of these financial statements.  Based on the results of this review, no subsequent event disclosures are required as of the release date.

ITEM 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Regulatory Considerations

On July 21, 2010, President Obama signed the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”) into law. The Dodd-Frank Act makes extensive changes to the laws regulating financial services firms and requires significant rule-making. In addition, the legislation mandates multiple studies, which could result in additional legislative or regulatory action.  While the full effects of the Dodd-Frank Act on the Bank cannot yet be determined, this legislation is generally perceived as negatively impacting the banking industry. The Dodd-Frank Act may result in higher compliance and other costs, reduced revenues and higher capital and liquidity requirements, among other things, which could adversely affect the business of the Bank, perhaps materially.

Critical Accounting Policies

The Bank’s accounting and reporting policies are in accordance with accounting principles generally accepted in the United States of America and conform to general practices within the banking industry. The Bank’s significant accounting policies are described in the notes to the financial statements.  Certain accounting policies require management to make significant estimates and assumptions, which have a material impact on the carrying value of certain assets and liabilities, and the Bank considers these to be critical accounting policies.  The estimates and assumptions used are based on historical experience and other factors that management believes to be reasonable under the circumstances.  Actual results could differ significantly from these estimates and assumptions, which could have a material impact on the carrying value of assets and liabilities at the balance sheet dates and results of operations for the reporting periods.  The Bank believes the following critical accounting policies require the most significant estimates and assumptions that are particularly susceptible to a significant change in the preparation of its financial statements.

Income Taxes

Deferred income taxes and liabilities are determined using the liability method.  Under this method deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the current enacted tax rates which will be in effect when these differences are expected to reverse.  Provision (credit) for deferred taxes is the result of changes in the deferred tax assets and liabilities.  A deferred tax valuation allowance is established if it is more likely than not that all or a portion of the deferred tax assets will not be realized.

The Bank may also recognize a liability for unrecognized tax benefits from uncertain tax positions.  Unrecognized tax benefits represent the difference between a tax position taken or expected to be taken in a tax return and the benefit recognized and measured in the financial statements.  Interest and penalties related to unrecognized tax benefits are classified as income taxes.

Allowance for Loan Losses

Management’s evaluation process used to determine the appropriateness of the allowance for loan losses (ALL) is subject to the use of estimates, assumptions, and judgments. The evaluation process combines several factors: management’s ongoing review and grading of the loan portfolio, consideration of historical loan loss and delinquency experience, trends in past due and nonperforming loans, risk characteristics of the various classifications of loans, concentrations of loans to specific borrowers or industries, existing economic conditions, the fair value of underlying collateral, and other qualitative and quantitative factors which could affect probable loan losses. Because current economic conditions can change and future events are inherently difficult to predict, the anticipated amount of estimated loan losses, and therefore the appropriateness of the ALL, could change significantly. As an integral part of their examination process, various regulatory agencies also review the ALL. Such agencies may require that certain loan balances be classified differently or charged off when their credit evaluations differ from those of management, based on their judgments about information available to them at the time of their examination.

Management considers the policies related to the ALL as critical to the financial statement presentation.  The ALL represents management’s assessment of the risk associated with extending credit and its evaluation of the quality of the loan portfolio. That assessment includes thorough review of the portfolio, with analysis of past-due and potentially impaired loans on an individual basis, based upon the following factors:

A.	Specific Reserves for individually analyzed impaired loans.
B.	General Reserves for groups of similar loans analyzed for impairment.
C.	General Reserves for groups of similar loans not analyzed for impairment.

The analysis, and the loan loss provision, is reviewed and approved by the Board of Directors on a quarterly basis.

Other factors considered in the analysis of General Reserves include:

•

Annual loan review performed by the Bank’s Risk Management Officer;

•

Changes in the national and local economy and business conditions, including underwriting standards, collections, charge off and recovery practices;

•

The asset quality of individual loans;

•

Changes in the nature and volume of the loan portfolio;

•

Changes in the experience, ability and depth of the Bank’s lending staff and management;

•

Possible deterioration in collateral segments or other portfolio concentrations;

•

Changes in the quality of the Bank’s loan review system and the degree of oversight by its board of directors;

•

The effect of external factors such as competition and the legal and regulatory requirement on the level of estimated credit losses in the Bank’s current loan portfolio; and

•

Off-balance sheet credit risks.

The factors cited above have been, and will continue to be, evaluated at least quarterly. Changes in the asset quality of individual loans will be evaluated more frequently as needed.  Following guidelines established by the FDIC and the Wisconsin Department of Financial Institutions (DFI), the Bank has established minimum general reserves based on the asset quality of the loan.  General reserve factors applied to each type of loan are based upon management’s experience and common industry and regulatory guidelines.  After a loan is underwritten and booked, loans are monitored or reviewed by the account officer, management, and external loan review personnel during the life of the loan.  Payment performance is monitored monthly for the entire loan portfolio.  Account officers contact customers during the course of business and may be able to ascertain if weaknesses are developing with the borrower. External loan personnel perform an independent review annually, and federal and state banking regulators perform periodic reviews of the loan portfolio.  If weaknesses develop in an individual loan relationship and are detected, the loan will be downgraded and higher reserves will be assigned based upon management’s assessment of the weaknesses in the loan that may affect full collection of the debt.  If a loan does not appear to be fully collectible as to principal and interest, the loan will be recorded as a non-accruing loan and further accrual of interest will be discontinued while previously accrued but uncollected interest is reversed against income.  If a loan will not be collected in full, the allowance for loan losses is increased to reflect management’s estimate of potential exposure of loss.

The Bank believes the level of the ALL is appropriate as recorded in the financial statements. See further discussion in the section below titled “Allowance for Loan Losses”.

Forward Looking Statements

The following discussion and analysis presents the Bank’s financial condition as of September 30, 2010, and December 31, 2009, and results of operations for the three and nine-month periods ended September 30, 2010 and September 30, 2009. The discussion should be read in conjunction with the Bank’s financial statements and the notes thereto, which appear elsewhere in this Report.

This Report contains certain statements that are forward-looking within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended.  These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict.  Actual outcomes and results may differ materially from those expressed in, or implied by, the forward-looking statements.  These statements are often, but not always, made through the use of words or phrases such as “may,” “should,” “could,” “predict,” “potential,” “believe,” “will likely result,” “expect,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “projection,” “would” and “outlook,” and other similar expressions or future or conditional verbs.  Readers of this Report should not rely solely on the forward-looking statements and should consider all uncertainties and risks throughout this Report.  All forward-looking statements contained in this Report or which may be contained in future statements made for or on behalf of the Bank are based upon information available at the time the statement is made and the Bank assumes no obligation to update any forward-looking statement.

These forward-looking statements implicitly and explicitly reflect the assumptions underlying the statements and other information with respect to the Bank’s beliefs, plans, objectives, goals, expectations, anticipations, estimates, financial condition, results of operations, future performance and business, including management’s expectations and estimates with respect to revenues, expenses, return on equity, return on assets, efficiency ratio, asset quality and other financial data and capital and performance ratios.

Although the Bank believes that the expectations reflected in the forward-looking statements are reasonable, these statements involve risks and uncertainties that are subject to change based on various important factors, some of which are beyond our control.  Forward-looking statements are subject to significant risks and uncertainties and the Bank’s actual results may differ materially from the results discussed in such forward-looking statements.  Factors that might cause actual results to differ from the results discussed in forward-looking statements include, but are not limited to, the factors set forth under “Risk Factors,” Item 1A of the Bank’s Annual Report on Form 10-K for the year ended December 31, 2009 as filed with the FDIC on March 31, 2010 as well as

Part II, Item 1A herein and any other risks identified in this Report.  New factors emerge from time to time, and it is not possible for the Bank to predict which factor, if any, will materialize.  In addition, the Bank cannot assess the potential impact of each factor on the Bank’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Management’s Discussion & Analysis

The following discussion describes the Bank’s results of operations for the three and nine-month periods ended September 30, 2010, as compared to the three and nine-month period ended September 30, 2009 and also analyzes the Bank’s financial condition as of September 30, 2010 and December 31, 2009. Like most community banks, the Bank derives most of its income from interest it receives on its loans and investments. The Bank’s primary source of funds for making these loans and investments is its deposits, most of which are interest-bearing. Consequently, one of the key measures of the Bank’s success is net interest income, which is the difference between income on interest-earning assets, such as loans and investments, and expense on interest-bearing liabilities, such as deposits and borrowed funds. Another key measure is the spread between the yield earned on interest-earning assets and the rate paid on interest-bearing liabilities.

The Bank maintains an allowance for loan losses to absorb probable losses on existing loans that may become uncollectible. The Bank establishes and maintains this allowance by charging a provision for loan losses against operating earnings. The following section includes a further discussion of this process.

In addition to earning interest on loans and investments, the Bank earns income through fees charged to customers for services provided. These fees include the origination of long-term, fixed rate mortgage loans which are sold with servicing released in the secondary market.

Non-interest expenses include personnel, facilities, marketing, FDIC insurance premiums, audit and legal, and other costs related to the conduct of the Bank’s business.

The various components of non-interest income and non-interest expense are described in the following discussion which also identifies significant factors that have affected the Bank’s financial position and operating results during the periods included in the accompanying financial statements. This discussion and analysis should be read in conjunction with the financial statements and the related notes and the other statistical information included in this report.

The Bank received its charter and opened for business on July 24, 2006. The table and graph below show the increases and decreases in end-of-quarter assets of the Bank since that time.

July 2006 through December 2008			March 2009 thru September 2010
Date	Total Assets	% Growth	Date	Total Assets	% Growth

Jul-06	$ 20,824,545		Mar-09	$ 121,815,492	2%
Sep-06	$ 26,737,176	28%	Jun-09	$ 121,626,414	0%
Dec-06	$ 32,600,536	22%	Sep-09	$ 118,964,450	-2%
Mar-07	$ 39,447,477	21%	Dec-09	$ 120,807,482	2%
Jun-07	$ 44,966,989	14%	Mar-10	$ 122,940,295	2%
Sep-07	$ 58,190,302	29%	Jun-10	$ 147,394,234	20%
Dec-07	$ 71,851,968	23%	Sep-10	$ 161,221,291	9%
Mar-08	$ 86,699,212	21%
Jun-08	$ 92,258,664	6%
Sep-08	$ 105,211,742	14%
Dec-08	$ 119,041,620	13%

The graph and table above show that asset growth was significant during the Bank’s initial 2 ½ years of operation.  Asset growth slowed subsequent to December 31, 2008 as management curtailed lending under a recessionary environment.  However, the Bank took advantage of a special growth opportunity in April, 2010 when the Bank added another seasoned commercial lending officer with established ties to the Oshkosh community.  This addition had an immediate impact enabling the Bank to increase total loans by about $14.4 million and $10.4 million during the second and third quarters of 2010, respectively.  The expansion of commercial lending activities also enabled the Bank to resume a more aggressive deposit gathering strategy to support anticipated funding needs.

The Bank intends to continue to adhere to the business plan that was submitted to Federal and Wisconsin banking regulators in 2006 as part of the Bank’s federal deposit insurance and state charter application. The basics of that plan include:

➢

Serving as a community bank from two locations in Oshkosh, Wisconsin;

➢

Attracting primarily local deposits;

➢

Maintaining strong loan growth without sacrificing credit quality; and

➢

Concentrating on banking services and products, with no ancillary services.

The fundamental tenets of the business plan initiated in 2006 remain intact with appropriate modifications made for changes in budgeted growth, interest rate assumptions, product/service offerings, and staffing.

Allowance for Loan Losses

The provision for loan losses charged to earnings for the nine-month period ended September 30, 2010 was $815,000 compared to $601,005 for the same period in 2009.  Although the $815,000 provision represents a significant increase from the provision for the same period last year, it reflects the significant growth in total loans and the continued effect that the state of the economy has had in the Bank’s market area.  As of September 30, 2010, the loan portfolio increased $23.4 million or 22.25% greater than the loan portfolio balance as of September 30, 2009.  The provision for loan losses for the nine-month period ended September 30, 2010 is supported by Management’s ongoing assessment of risk associated with the current loan portfolio.

One loan was transferred to Other Real Estate Owned (“OREO”) during the first nine months of 2010, with an estimated realizable value of about $2.1 million.  No write-off was taken for this transfer as the value of the collateral real estate approximated the loan amount.  Three consumer loans totaling $1.1 million were written off in 2010.  There is one OREO property that, based on additional factors identified subsequent to September 30, 2010, the Bank anticipates will require a $200,000 write-off in the fourth quarter of 2010.

A summary of past due loans is reported in the table below:

Past Due Loans	30 – 59 days	60 – 89 days	Over 90 days	Total
Principal Balance	$ 505,647	$ 111,670	$ 988,865	$1,606,182
Number of Loans	8	1	6	15
% of Gross Loans	0.39%	0.09%	0.76%	1.24%

Per Bank policy, and regulation, loans past due 90 days or more are placed in a non-accrual status. All interest accrued up to that point is reversed out of interest income. In addition, loans less than 90 days past due will be classified as non-accrual if circumstances exist that jeopardize meeting contractual payment requirements.  No further interest accrues as long as the loan remains in non-accrual status. Such loans are considered to be on a cash basis, so any payments received are recognized as principal reductions or as income depending upon the circumstances of the borrower. Even if payments reduce the delinquency to less than 90 days, the loan remains classified as non-accrual until all past due principal and interest is collected.

For the quarter ended September 30, 2010, no interest payments were received on loans classified as non-accrual.  The amount of interest that would have been recorded as interest income had the non-accrual loans been current during the quarter ended September 30, 2010 is about $13,300.

One of the loans in non-accrual status is included in the impairment discussion in Note 5 above. The loan is a commercial loan secured primarily by inventory and equipment.  Management believes that the specific reserve recognized for this loan is appropriate as detailed in Note 5 above.

Historical performance is not an indicator of future performance, particularly considering the Bank’s relatively short operating history.  Future results could differ materially.  However, management believes, based upon known factors, management’s judgment, regulatory methodologies, and generally accepted accounting principles that the current methodology used to determine the adequacy of the ALL is reasonable.

The ALL is also subject to regulatory examinations and determinations as to adequacy, which may take into account such factors as the methodology used to calculate the ALL and the size of the ALL in comparison to a group of peer banks identified by the regulators.  During their routine examinations of banks, regulatory agencies may require a bank to make additional provisions to its ALL when, in the opinion of the regulators, credit evaluations and ALL methodology differ materially from those of management.  While it is the Bank’s policy to charge off in the current period loans for which a loss is considered probable, there are additional risks of future losses that cannot be quantified precisely or attributed to particular loans or classes of loans.

Management is intent upon maintaining the quality of the loan portfolio. The Bank’s loan staff is constantly monitoring the performance of its loans, and working with borrowers to assist in finding solutions to potential problems.

Balance Sheet

The breakdown of the Bank’s balance sheet by dollar balances and percentage of total assets is shown below.

During the nine-months ended September 30, 2010, total assets increased by $40.4 million or about 33.5%,  This increase reflected net loan growth of $24.8 million, an increase of $7.9 million in cash and equivalents, and the addition of $5.7 million in investment securities.  A $2.1 million addition to other real estate owned is discussed in detail in the Allowance for Loan Losses section above.

The year-to-date change in deposit balances totaled $40.1 million.  Although a portion of this funding was placed into loans, $20.5 million was held as liquid assets as of September 30, 2010.  Accordingly, the composition of the balance sheet has changed to include 12.74% liquid assets, cash and cash equivalents and securities, compared to 5.77% as of December 31, 2009.

The Bank’s strategies include (1) leveraging the $17.6 million of Bank capital, and (2) utilizing funds to increase loan balances, which typically offer significantly higher yields than interest-bearing deposits and securities available for sale.

	September 30, 2010		December 31, 2009

Assets	Dollar Amount	%	Dollar Amount	%

Cash and equivalents	$ 9,322,484	5.78%	$ 1,462,962	1.20%
Securities available for sale	11,213,816	6.96%	5,521,099	4.57%
Loans held for sale	1,699,300	1.05%	1,422,733	1.18%
Loans	127,877,609	79.32%	103,096,134	85.34%
Deferred tax asset	2,470,531	1.53%	2,727,045	2.26%
Other real estate owned	5,432,041	3.37%	3,304,761	2.74%
Other assets	3,205,510	1.99%	3,272,748	2.71%

Total assets	$ 161,221,291	100.00%	$ 120,807,482	100.00%

Liabilities and Equity

Deposits	$ 143,144,729	88.79%	$ 103,053,231	85.31%
Other liabilities	479,846	0.30%	365,575	0.30%
Stockholders’ equity	17,596,716	10.91%	17,388,676	14.39%

Total Liabilities and Equity	$ 161,221,291	100.00%	$ 120,807,482	100.00%

Loans

As shown in the table below, gross loans increased $24.6 million from December 31, 2009 to September 30, 2010.  That compares to a decrease of about $0.2 million for the first nine months of 2009.  The primary source for new loans has been the commercial and commercial real estate market segments.  The Bank intends to continue to pursue loan opportunities without sacrificing prudent underwriting standards.

The Bank has managed its loan portfolio to achieve diversification, both in types of loans made and location. The Bank has bought and sold participations in commercial and commercial real estate loans with banks in other parts of Wisconsin and in Minnesota. The participation loans purchased are underwritten to the same standards as those imposed upon loans made by the Bank in its market area, with the lone exception of the “face-to-face” meeting between the borrower and the Bank’s loan officer. Fifteen and thirty-year fixed-rate mortgage loans are sold in the secondary market, with servicing released to the purchaser. The components of the Bank’s loan portfolio at September 30, 2010 and December 31, 2009 are summarized as follows:

Type of Loans	September 30, 2010%		December 31, 2009%

Commercial	$ 28,257,104	21.76%	$ 21,502,232	20.44%
Real estate:
Commercial	55,654,572	42.86%	42,510,972	40.40%
Residential	28,673,541	22.08%	28,520,256	27.11%
Construction & Development	10,047,838	7.74%	5,965,779	5.67%
Second Mortgages	1,994,468	1.54%	2,111,250	2.01%
Equity lines of credit	4,610,182	3.55%	3,800,744	3.61%
Consumer	603,173	0.47%	807,738	0.77%
Subtotals	129,840,878	100.00%	105,218,971	100.00%

Allowance for loan losses	1,963,269	1.51%	2,122,837	2.02%
Loans, net	$ 127,877,609	98.49%	$ 103,096,134	97.98%

As of September 30, 2010, approximately 43% of loans were made to finance commercial real estate, approximately 22% of loans were made to finance commercial loans, and approximately 22% of loans were made to finance residential property.  There were no other loan categories that exceeded 10% of total loans as of September 30, 2010.

Investments

The estimated fair market value of the investment portfolio as of September 30, 2010 was $11,213,816 including a pre-tax unrealized gain of $430,079.  As of December 31, 2009, estimated fair market value was $5,521,099 including pre-tax unrealized gain of $336,069.

The Bank’s investment strategies are aimed at maximizing income, preserving principal, managing interest rate risk, and avoiding credit risk.  Although the Bank has no immediate plans to sell any securities, all investments are classified as “available for sale.”  This classification strengthens the Bank’s liquidity position by allowing management the flexibility to sell securities in the future should conditions change.

The following table sets forth information regarding the scheduled maturities for the Bank’s investment securities as of September 30, 2010, by contractual maturity.  The maturities of the mortgage-backed securities are the stated maturity date of each security.  The table does not take into consideration the effects of scheduled payments or possible payoffs.

	Within 1 Year		After 1 Year Within 5 Years		After 5 Years Within 10 Years		After 10 Years
(In thousands)	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield

At September 30, 2010:
US Agency Securities	$ 1,842	3.89%	$ 631	5.08%	$ 504	1.00%	$ 0	0.00%
Municipal Securities	0	0.00%	2,352	5.43%	1,018	5.34%	0	0.00%
Mortgaged Backed Securities	0	0.00%	1,367	4.84%	0	0.00%	0	0.00%
Corporate Securities	3,500	1.80%	-	0.00%	0	0.00%	0	0.00%
Total	$ 5,342	2.52%	$ 4,350	5.19%	$ 1,522	3.90%	$ 0	0.00%

	Totals
(In thousands)	Amount	Yield
At September 30, 2010:
US Agency Securities	$ 2,977	3.65%
Municipal Securities	3,370	5.40%
Mortgaged Backed Securities	1,367	0.00%
Corporate Securities	3,500	1.80%
Total	$ 11,214	3.75%

Deposits

For the nine-month period ended September 30, 2010, deposits increased $40.1 million or 38.9%, compared to a decline of $2.2 million or 2.3% for the same period in 2009.

As previously noted, the Bank resumed a more aggressive deposit gathering strategy to support anticipated funding needs.  The expansion of commercial lending activities with the addition of a new commercial lending officer during the second quarter of 2010 continued to elevate the Bank’s funding requirements during the third quarter of 2010.

Deposit balances for all deposit categories increased during the nine-month period ended September 30, 2010.  Management increased time deposits by $21.4 million during this period to extend funding maturities to reduce the Bank’s exposure to interest rate risk.  Sizable growth was also reported for money market deposits which grew $15.8 million for the year-to-date ended September 30, 2010.

Management strategy for increasing deposit funding included use of brokered deposits in addition to local deposit gathering efforts.  The use of brokered funds enabled the Bank to bring in term deposits at interest rates below local market costs and to target maturity terms most beneficial to the Bank’s overall asset liability strategy.  About $14.2 million in brokered term deposits were taken in by the Bank during the nine-month period ended September 30, 2010.

The table below shows our deposit breakdown by dollar balance and percentage of total deposits as of September 30, 2010 and December 31, 2009.

	September 30, 2010		December 31, 2009
Deposits	Dollars	%	Dollars-$	%

Non interest-bearing deposits	$ 7,457,985	5.21%	$ 5,057,864	4.91%
Interest-bearing demand	2,918,278	2.04%	2,275,636	2.21%
Money market accounts	48,281,357	33.73%	32,448,524	31.49%
Savings accounts	3,906,834	2.73%	4,053,869	3.93%
Certificates of deposit less than $100,000	34,273,631	23.94%	29,670,671	28.79%
Certificates of deposit $100,000 and greater	46,306,644	32.35%	29,546,667	28.67%
	$ 143,144,729	100.00%	$ 103,053,231	100.00%

The following table shows a breakdown by dollar amount and maturity of certificates of deposit at September 30, 2010.

September 30, 2010
	Certificates of Deposit Less than $100,000	Certificates of Deposit $100,000 and Greater	Total
Due three months or less	$ 7,533,723	$ 3,470,771	$ 11,004,494
Due more than three months to six months	9,964,550	5,648,553	15,613,103
More than six months to one year	7,287,834	13,584,823	20,872,657
Over one year	21,520,537	11,569,484	33,090,021
	$ 46,306,644	$ 34,273,631	$ 80,580,275

Income Taxes

The Bank has a net operating loss carryforward of approximately $5.0 million that may be applied against future federal and state taxable income. If not used, these carryforwards will begin to expire on December 31, 2026 for federal tax purposes and on December 31, 2021 for Wisconsin tax purposes.

Liquidity and Sensitivity

Interest rate risk is fundamental to the business of banking. Changes in interest rates can expose an institution to adverse shifts in the level of net interest income or other rate-sensitive income sources and impair the underlying value of its assets and liabilities.

The Bank’s Asset Liability Committee (ALCO) is responsible for managing liquidity and interest rate risk. The Board of Directors has adopted the Liquidity Risk Management Policy which establishes a hierarchy of sources of funds the Bank would use in case of a liquidity crisis.

The Bank’s primary potential source of funds on a short-term basis is an overnight line of credit established with its correspondent bank. As of September 30, 2010, the Bank had access to a $10.1 million line of credit (of which $5.1 million is unsecured) with the Bankers Bank of Madison, Wisconsin.  Nothing was drawn on this line of credit at September 30, 2010.

The Bank relies primarily on local deposits to fund lending and investing operations. Besides the lines of credit mentioned above, the Bank has access to needed funds through brokered deposits, which are funds from out of our market area. As of September 30, 2010, the Bank had third-party brokered deposits of $15.7 million.  As of December 31, 2009, the Bank had third-party brokered deposits of $2.7 million.  Another source the Bank has used to obtain deposits from outside of its market area is the CDARs One-way Buy program. As of September 30, 2010, the Bank has CDARs One-Way Buy funds of $1.0 million.  The Bank will consider judicious use of third-party brokered certificates of deposit in the future to supplement local deposits in order to fund loan growth.

The Bank also has $10.8 million of deposits in the CDARs Reciprocal Program. Those are local deposits transferred to other institutions to ensure complete FDIC coverage, with an equal amount transferred to us from other banks in the program. This program allows the Bank to retain local deposits in excess of the FDIC insurance amount, while providing full insurance coverage to its customers.

All deposits obtained through third-party deposit brokers or through the CDARS program are reported as brokered deposits in the Bank’s financial reports.  The Bank’s Asset-Liability Management Policy allows a maximum percentage of 30% brokered deposits to total deposits.  As of September 30, 2010 the percentage of brokered deposits to total deposits was 19.28%.

One measure of short-term interest rate risk is gap analysis, which compares the dollar amount of assets which can be re-priced in a certain time period to liabilities which can be re-priced in the same period. Theoretically, in a period of rising market interest rates, being asset sensitive (more assets re-pricing than liabilities) is advantageous. The converse is true in a declining rate environment. The theoretical advantage is mitigated by the fact that borrowers refinance loans as rates decline, and certificate of deposit holders move to higher yielding CD’s in a rising rate environment. The gap analysis is a tool that assists the ALCO to monitor maturities and set loan and deposit rates. As of September 30, 2010, the Bank is liability sensitive meaning that it is better positioned in a declining interest rate environment.  Bank management initiated steps to reduce balance sheet exposure to rising rates including the extension of funding maturities with the deployment of brokered deposits during the second quarter of 2010.  Management will continue to manage assets and liabilities to minimize interest rate risk to the balance sheet.

Management monitors the Bank’s capital levels and has not identified significant capital expenditure needs that would have impact to capital requirements at this time.  As of September 30, 2010, the Bank’s Tier 1 risk-weighted capital ratio, total risk-weighted capital, and Tier 1 leverage ratio were in excess of regulatory minimums and were classified as “well-capitalized”.  The Bank does not anticipate changes in the mix and relative costs of capital at this time.

Results of Operations

The following is a summary of operations for the periods indicated:

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009
Net interest income	$ 1,306,412	$ 945,755	$ 3,390,586	$ 2,593,089
Provision for loan loss	378,000	293,000	815,000	601,005
Non-interest income	219,432	187,007	619,761	529,444
Non-interest expense	1,004,450	743,148	2,833,011	2,298,914
	143,394	96,614	362,336	222,614
Income Taxes	71,338	37,126	173,688	85,501
Net Income	$ 72,056	$ 59,488	$ 188,648	$ 137,113

Financial Ratios:
Return on average equity	1.63%	1.17%	2.14%	1.35%
Return on average assets	0.19%	0.19%	0.28%	0.22%
Average equity to average assets	11.50%	16.69%	12.96%	16.64%

Net income for the quarter ended September 30, 2010, was $72,056, an increase of $12,568 or 21.1% from net income of $59,488 for the corresponding period in 2009.  This increase was primarily the result of a $360,657 increase in net interest income and a $32,425 increase in non-interest income, offset by a $261,302 increase in non-interest expense and an $85,000 increase in the provision for loan losses.  Net income for the nine-month period ended September 30, 2010 was $188,648, an increase of $51,535 or 37.6% compared to net income of $137,113 for the corresponding period in 2009.  The increase in year-to-date net income is attributed to a $797,497 increase in net interest income and $90,317 rise in non-interest income offset by a $534,097 rise in non-interest expense and a $213,995 increase in provision for loan losses.

A $378,000 provision for loan loss was charged to earnings for the third quarter of 2010, versus a $293,000 provision taken during the comparable quarter of 2009.  Year to date through September 30, 2010, the provision for loan losses was $815,000 compared to $601,005 during the first nine months of 2009.  Provision expense is determined based on management’s ongoing assessment of risk associated with the loan portfolio.  The higher provision posted for the third quarter and year to date periods is also reflective of the significant growth in total loans.  The loan portfolio increased by $10.4 million or 8.7% during the three-month period ended September 30, 2010 and increased by $24.6 million or 23.4% for the nine months ended September 30, 2010.

Net Interest Income

Net interest income is the largest component of the Bank’s operating income and represents the difference between interest earned on loans, investments and other interest earning assets offset by the interest expense attributable to the deposits and borrowings that fund such assets.  Interest rate fluctuations, together with changes in the volume and types of earning assets and interest-bearing liabilities, combine to affect total net interest income.

Net interest income for the quarter ended September 30, 2010 was $1,306,412, an increase of $360,657, compared to the $945,755 reported for the quarter ended September 30, 2009.  Net interest income for the nine-months ended September 30, 2010 was $3,390,586, an increase of $797,497, compared to the $2,593,089 reported for the comparable period in 2009.   Management has managed the Bank’s earning assets and interest-bearing liabilities to increase net interest performance under a prevailing low rate environment.  The following table provides a summary of the changes in interest earned and interest paid resulting from changes in volume and changes in rates:

Comparison 3-Months Ended September 30, 2010 versus 2009:

Increase (Decrease) Due to Change In
	Average Balance	Average Rate	Total Change
Interest Income	$ 391,217	$ (12,159)	$ 379,058
Interest Expense	208,734	(190,333)	18,401
Net Interest Income	$ 182,483	$ 178,174	$ 360,657

Comparison 9-Months Ended September 30, 2010 versus 2009:

Increase (Decrease) Due to Change In
	Average Balance	Average Rate	Total Change
Interest Income	$ 413,882	$ 27,438	$ 441,320
Interest Expense	355,696	(711,873)	(356,177)
Net Interest Income	$ 58,186	$ 739,311	$ 797,497

The increase in net interest income for the three-month period ended September 30, 2010 relative to the comparable period in 2009 is due to the combination of growth in earning assets and the increase in net interest spread.  Average earning assets held during the third quarter of 2010 were $28.7 million greater than the average earning assets held during the third quarter of 2009.  The growth in earning assets generated $391,217 in additional interest income and provided a $182,483 increase to net interest income when offset by $208,734 in interest expense tied to the growth in deposit balances.  The increase in net interest spread between the three-month-periods ended September 30, 2010 and 2009 generated additional net interest income of $178,174 for the third quarter 2010.  The net interest spread for the third quarter 2010 was 3.40% compared to net interest spread of 2.85% for the third quarter 2009.

The increase in net interest income for the nine-month period ended September 30, 2010 relative to the comparable period in 2009 is due primarily to the increase in net interest spread.  The increase in net interest spread between the nine-month-periods ended September 30, 2010 and

2009 generated additional net interest income of $739,311 for the current year.  The net interest spread for the nine-months ended September 30, 2010 was 3.35% compared to net interest spread of 2.47% for the nine-months ended September 30, 2009.

The improvement in net interest spread noted for the three and nine-month periods ended September 30, 2010 is attributed to a reduction in the cost of funds.  The reduction in cost of funds during the current year enabled the Bank to generate additional net interest income of $190,333 for the third quarter and additional net interest income of $711,873 for the year-to-date.  The net impact of changing interest rates on net interest income was an increase of $178,174 for the third quarter after a partial offset of $12,159 related to the decline in yield on earning assets.  The net impact of changing interest rates on net interest income was an increase of $739,311 for the year-to-date including a $27,438 increase related to a rise in yield on earning assets.

Growth of interest-earning assets and interest-bearing liabilities contributed $182,483 of the increase in net interest income for the third quarter and contributed $58,186 for the year-to-date ended September 30, 2010 relative to the same periods for 2009.

The Bank’s average interest-earning assets of $143.8 million for the third quarter of 2010 yielded an average return of 5.37% compared to average interest-earning assets of $115.1 million and a 5.41% average return for the third quarter of 2009.  For the nine months ended September 30, 2010, average interest earning-assets and yield were $126.5 million and 5.44% respectively compared to $116.3 million and 5.41% for the comparable period in 2009.

Interest-bearing liabilities averaged $128.8 million for the third quarter of 2010 and posted an average interest rate of 1.97%.  The average balance and average interest rate paid on interest-bearing liabilities were $96.5 million and 2.56% respectively, for the third quarter of 2009.  Year-to-date, average interest-bearing liabilities and average interest rate were $112.2 million and 2.10% respectively compared to $96.0 million and 2.94% for the comparable period in 2009.

Non-Interest Income

The following table reflects the various components of non-interest income for the three and nine-month periods ending September 30, 2010 and 2009, respectively:

	Three months ended
Non-interest income	September 30, 2010	September 30, 2009	% Change

Loan document preparation fees	$ 33,289	$ 36,898	-9.8%
Other customer service fees	32,699	23,754	37.7%
Total customer service fees	65,988	60,652	8.8%
Secondary market fees	82,944	22,030	276.5%
Rental income on other real estate	70,500	104,325	-32.4%
Total non-interest income	$ 219,432	$ 187,007	17.3%

	Nine months ended
Non-interest income	September 30, 2010	September 30, 2009	% Change

Loan document preparation fees	$ 74,114	$ 156,017	-52.5%
Other customer service fees	90,412	85,046	6.3%
Total customer service fees	164,526	241,063	-31.7%
Secondary market fees	181,007	113,268	59.8%
Rental income on other real estate	274,228	175,113	56.6%
Total non-interest income	$ 619,761	$ 529,444	17.1%

Non-interest income increased $32,425, or 17.3%, for the three months ended September 30, 2010 versus the comparable period in 2009.  An increase in the volume of mortgage refinancing activity had the most notable impact on non-interest income for the third quarter 2010 relative to the third quarter for 2009.  Secondary market fees, which are heavily tied to mortgage financing volume, increased $60,914 for the quarter ended September 30, 2010 relative to the quarter ended September 30, 2009.  Rental income on the Bank’s OREO property decreased $33,825 for the quarter ended September 30, 2010 relative to the quarter ended September 30, 2009.  Rental income for the third quarter 2010 was reduced by building repair expenditures to prepare the property for sale.

Non-interest income increased $90,317, or 17.1% for the nine months ended September 30, 2010 versus the comparable period in 2009.  This increase is attributed to a $99,115 increase in rental income on the Bank’s OREO property relative to the comparable period in 2009.  Rental income was a source of revenue for only five months during the nine-month period ended September 30, 2009.

Non-Interest Expense

The following table reflects the various components of non-interest expense for the three and nine months ended September 30, 2010 and 2009, respectively.

	Three months ended
Non-interest expense	September 30, 2010	September 30, 2009	% Change

Salaries and benefits	$ 555,267	$ 314,366	76.6%
Occupancy and equipment	92,422	92,064	0.4%
Data processing	60,416	45,935	31.5%
Marketing	34,027	26,977	26.1%
Legal fees	61,915	8,494	628.9%
Professional fees	48,407	106,528	-54.6%
FDIC Premium	43,649	85,654	-49.0%
Director Fees	18,750	0	N/A
Other operating expenses	89,597	63,130	41.9%
	$ 1,004,450	$ 743,148	35.2%

	Nine months ended
Non-interest expense	September 30, 2010	September 30, 2009	% Change

Salaries and benefits	$ 1,477,714	$ 1,193,944	23.8%
Occupancy and equipment	291,689	263,474	10.7%
Data processing	160,238	135,862	17.9%
Marketing	72,857	66,610	9.4%
Legal fees	259,278	24,631	953.1%
Professional fees	158,110	224,747	-29.6%
FDIC Premium	128,658	206,381	-37.7%
Director Fees	56,250	0	N/A
Other operating expenses	228,117	183,265	24.5%
	$ 2,833,011	$ 2,298,914	23.2%

Non-interest expense increased $261,302, or 35.2%, for the three months ended September 30, 2010 versus the comparable period in 2009.  For the nine-month period ended September 30, 2010 non-interest expense increased $534,097, or 23.2% relative to the comparable period in 2009.

The increase in salaries and benefits due to staff expansion impacted the relative increases for both periods.  Salaries and benefits increased $240,901 for the third quarter and $283,770 for the year-to-date ended September 30, 2010 relative to the same periods for 2009.  The increase in non-interest expense between the nine-month-periods was also impacted by increased legal expense related to the settlement of an arbitration ruling against the bank and legal costs associated with the proposed formation of a bank holding company.

Off-Balance Sheet Arrangements

The Bank has no material off-balance sheet arrangements, other than the Bank’s commitments to extend credit and unfunded commitments.  At September 30, 2010, the Bank had commitments to extend credit and unfunded commitments of approximately $3.4 million and $11.9 million, respectively.

ITEM 3. Quantitative and Qualitative Disclosures about Market Risk

The disclosure contemplated by Item 3 is not required because the Bank qualifies as a smaller reporting company.

ITEM 4T. Controls and Procedures

As of the end of the period covered by this quarterly report on Form 10-Q for the quarter ended September 30, 2010, the Bank carried out an evaluation, under the supervision and with the participation of its management, including its chief executive officer and chief financial officer, of the effectiveness of the design and operation of its “disclosure controls and procedures,” as such term is defined under Exchange Act Rule 13a-15(e) and 15d-15(e).

Based on this evaluation, the Bank’s chief executive officer and chief financial officer concluded that, as of the end of the fiscal quarter covered by this report, such disclosure controls and procedures were reasonably designed to ensure that information required to be disclosed by the Bank in the reports it files or submits under the Exchange Act is: (a) recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Federal Deposit Insurance Corporation, and (b) accumulated and communicated to the Bank’s management, including the Bank’s chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, the Bank’s management recognized that any controls and procedures, no matter how well designed and operated, can only provide reasonable assurance in achieving the desired control objectives and in reaching a reasonable level of assurance the Bank’s management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

There were no changes in the Bank’s internal controls over financial reporting during the quarter ended September 30, 2010 that materially affected, or were reasonably likely to materially affect, its internal controls over financial reporting.

PART II OTHER INFORMATION

ITEM 1. Legal Proceedings

On July 16, 2009, a legal action was filed by a former officer of the bank as the result of the Bank’s decision not to renew the employee’s employment contract.  The claimant alleged breach of contract and sought damages in the amount of $90,000, plus attorney’s fees and expenses.  On June 30, 2010, an Arbitrator decision was rendered against the Bank in the amount of $119,241 including attorney fees and costs of $29,241.  The arbitration decision is binding on both parties.  No further expense related to this matter is anticipated.

The Bank may from time to time be engaged in routine litigation incidental to its business.

ITEM 1A. Risk Factors

Except as discussed below, there have been no material changes in the risk factors reported in Item 1A of the Bank’s Annual Report on Form 10-K for the year ended December 31, 2009.

The Dodd-Frank Act and related regulations may affect the Bank’s business activities, financial position and profitability.

The Dodd-Frank Act, signed into law on July 21, 2010, makes extensive changes to the laws regulating financial services firms and requires significant rulemaking.  In addition, the legislation mandates multiple studies, which could result in additional legislative or regulatory action. The Bank is currently reviewing the impact this legislation will have on its business.

The legislation charges the federal banking agencies, including the Federal Reserve and the FDIC with drafting and implementing enhanced supervision, examination and capital standards for depository institutions and their holding companies.  The Dodd-Frank Act also authorizes various new assessments and fees, expands supervision and oversight authority over nonbank subsidiaries, increases the standards for certain covered transactions with affiliates and requires the establishment of minimum leverage and risk-based capital requirements for insured depository institutions.  In addition, the Dodd-Frank Act contains several provisions that change the manner in which deposit insurance premiums are assessed and which could increase the FDIC deposit insurance premiums paid by the Bank.

The Dodd-Frank Act establishes a new, independent Consumer Financial Protection Bureau which will have broad rulemaking, supervisory and enforcement authority over consumer financial products and services, including deposit products, residential mortgages, home-equity loans and credit cards.  States will be permitted to adopt stricter consumer protection laws and state attorney generals can enforce consumer protection rules issued by the Bureau.

The changes resulting from the Dodd-Frank Act, as well as the regulations promulgated by federal agencies, may impact the profitability of the Bank’s business activities, require changes to certain of their business practices or otherwise adversely affect their businesses. These changes may also require the Bank to invest significant management attention and resources to evaluate and make necessary changes.

ITEM 2. Unregistered Sales of Equity Securities and Use of Proceeds

Not applicable.

ITEM 3. Default Upon Senior Securities

Not applicable.

ITEM 4.  [RESERVED]

ITEM 5. Other Information

There have been no material changes to the procedures by which shareholders may recommend nominees to the Board of Directors.

Subsequent Events have been evaluated through the date the financial statements are filed with the Federal Deposit Insurance Corporation.

On August 3, 2010, the Bank held a special meeting of its shareholders to consider and vote on a resolution calling for the merger of the Bank and Choice Interim Bank pursuant to an Agreement and Plan of Reorganization between the Bank and Choice Bancorp, Inc. whereby the Bank would become a wholly-owned subsidiary of Choice Bancorp, Inc., and the outstanding shares of Bank common stock would be converted, on a one-for-one basis, into shares of Choice Bancorp, Inc. common stock and shareholders of the Bank would thereby become shareholders of Choice Bancorp, Inc. (the “Reorganization”).  The Reorganization was approved by the requisite majority of the shareholders of Choice Bank.  Subject to obtaining the necessary approvals from the Bank regulatory authorities which remain pending as of the date of this Report, the Bank expects that the reorganization will be completed during the fourth quarter of 2010.  Upon consummation of the Reorganization, Choice Bancorp, Inc. will begin to file periodic reports (such as annual reports on Form 10-K and quarterly reports on Form 10-Q) with the Securities and Exchange Commission and Choice Bank will no longer prepare or file such reports with the FDIC.

ITEM 6 Exhibits

Exhibit Number

Description

31.1

Rule 302 Certification of Principal Executive Officer

31.2

Rule 302 Certification of Principal Financial Officer

32.1

Rule 1350 Certification by Chief Executive Officer

32.2

Rule 1350 Certification by Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CHOICE BANK

DATE: November 11, 2010	/s/ Keith C. Pollnow
Keith C. Pollnow, President and Chief Executive
Officer (Principal Executive Officer)

DATE: November 11, 2010	/s/ John F. Glynn
John F. Glynn, Senior Vice President and Chief
Financial Officer (Principal Financial Officer and
Principal Accounting Officer)